Exhibit 97.1

Incentive-Based Compensation Clawback Policy (“Rule 10D-1 Policy”)

Purpose
This policy is adopted pursuant to the requirements of Section 10D and Rule 10D-1 of the Securities Exchange Act of 1934, as amended (“Rule 10D-1”) and NYSE Listed Company Manual Section 303A.14 (the “NYSE Rules”). All capitalized terms used and not otherwise defined herein shall have the meanings set forth under the section entitled “Terms and Definitions” below.

Policy
In the event WEC Energy Group, Inc. (the “Company”) is required to prepare an Accounting Restatement due to material noncompliance with any financial reporting requirement under the securities laws, the Company, at the direction of the Compensation Committee (the “Committee”) of the Company’s Board of Directors (the “Board”), shall recover reasonably promptly from any Executive Officer who has Received Incentive-based Compensation from the Company during the Clawback Period, any portion of the Incentive-based Compensation paid in excess of what would have been paid to such Executive Officer under the restated financial results, without regard to any taxes paid (the “Erroneously Awarded Compensation”).

Compensation shall be deemed “Received” in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-based Compensation award is attained, even if the payment or grant of the Incentive-based Compensation to the Executive Officer occurs after the end of that period.

Policy Application
This policy shall apply to Incentive-based Compensation that is Received by an Executive Officer of the Company on or after October 2, 2023.

Recovery of Erroneously Awarded Compensation
After an Accounting Restatement, the Committee shall determine the amount of any Erroneously Awarded Compensation Received by each Executive Officer and shall promptly notify or direct the Company to notify each Executive Officer with a written notice containing the amount of any Erroneously Awarded Compensation for such Executive Officer and a demand for repayment or return of such compensation, as applicable. The Committee shall have discretion to determine the appropriate means of recovering Erroneously Awarded Compensation based on the particular facts and circumstances.

Notwithstanding anything herein to the contrary, the Company shall not be required to take the actions contemplated above if the Committee determines that recovery would be impracticable due to either of the following conditions:

•The direct expenses paid to a third party to assist in enforcing this policy would exceed the amount to be recovered, so long as before making this determination, the Company has made a reasonable attempt to recover the Erroneously Awarded Compensation, documented such attempt(s) and provided such documentation to the NYSE; or

•Recovery likely would cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended, and regulations thereunder.

Duplicative Recovery Obligations
To the extent that the Executive Officer has already reimbursed the Company for any Erroneously Awarded Compensation Received under any duplicative recovery obligations established by the Company or applicable law, such reimbursed amount may be credited to the amount of Erroneously Awarded Compensation that is subject to recovery under this Policy.

Failure to Pay; Recovery of Expenses
To the extent that an Executive Officer fails to repay all Erroneously Awarded Compensation to the Company when due, the Company shall take all actions reasonable and appropriate to recover such Erroneously Awarded Compensation from the applicable Executive Officer.

Other Recovery Obligations; General Rights
This policy shall apply in addition to any right of recoupment against the Chief Executive Officer and Chief Financial Officer pursuant to Section 304 of the Sarbanes-Oxley Act of 2002, and any other existing clawback policy of the Company.

Prohibition on Indemnification and Insurance Reimbursement
The Company shall not be permitted to insure or indemnify any Executive Officer or former Executive Officer against the loss of Erroneously Awarded Compensation or any claims relating to the Company’s enforcement of its rights under this Policy.

Exhibit 97.1
Administration of the Policy
This policy shall be administered by the Committee, which shall have the authority to construe and interpret this policy in a manner that is consistent with Section 10D, Rule 10D-1, the NYSE Rules, and any other applicable law, rule or regulation promulgated in connection therewith. Any determination made by the Committee under this policy shall be final, binding and conclusive on all parties.

Terms and Definitions
For purposes of this Policy, the following capitalized terms shall have the meanings set forth below.

“Accounting Restatement” means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

“Clawback Period” means, with respect to any Accounting Restatement, the three completed fiscal years of the Company immediately preceding the Restatement Date, and if the Company changes its fiscal year, any transition period of less than nine months within or immediately following those three completed fiscal years.

“Executive Officer” means each individual who is currently or was at any time during the applicable performance period relating to any Incentive-based Compensation (whether or not such Executive Officer is serving at the time the Erroneously Awarded Compensation is required to be repaid to the Company), designated as an “officer” of the Company as defined in Rule 16a-1(f) under the Exchange Act.

“Financial Reporting Measures” means measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and all other measures that are derived wholly or in part from such measures. Stock price and total shareholder return (and any measures that are derived wholly or in part from stock price or total shareholder return) shall, for purposes of this Policy, be considered Financial Reporting Measures.

“Incentive-based Compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

“NYSE” means the New York Stock Exchange.

“Restatement Date” means the earlier to occur of (i) the date the Board or a committee thereof concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.